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                                                                EXHIBIT 99.3


                            WE URGE YOU TO VOTE YES

                BECAUSE WE BELIEVE THAT THIS MERGER WILL PROVIDE
                             GREATER POTENTIAL FOR

                       * CONTINUED AND LONG-TERM GROWTH,
                          * INCREASING DISTRIBUTIONS,
                               * REDUCING RISK,
                       * INCREASING DIVERSIFICATION, AND
                            * PROVIDING LIQUIDITY.

                                                Board of Directors, AmREIT, Inc.
                                                    THE MANAGEMENT, AMREIT, INC.

Dear Stockholder:

During the past several months, the management and Board of Directors of AmREIT, Inc. have been evaluating the success of the company and its long-term outlook for continued growth. Several options were investigated; among them an expansion of the company that would ensure AmREIT maintains its edge in an increasingly competitive marketplace.

The attached Proxy Statement describes what we believe to be the best way for AmREIT to grow and increase its asset base--by merging with ten affiliated Limited Partnerships (the AAA Partnerships) and incorporating their properties into AmREIT's portfolio. This merger will not change our proven business
strategy or our status as a real estate investment trust.   We believe that the
merger will benefit all investors by providing you with greater potential for:

* Increased earnings,
* Higher distributions,
* Reduced risk,
* Increased diversification, and
* Greater liquidity.

This brochure highlights and answers some of the questions you may have about the proposed merger and how it will affect you and your investment. For your convenience, we have divided it into three sections:

* The BENEFITS of the merger,
* The RISKS associated with the transaction, and
* A list of anticipated QUESTIONS and ANSWERS.

In order to effect the merger, we are also asking you to approve amending AmREIT's bylaws to specifically authorize the merger of the partnerships and AmREIT. Without this vote, we cannot complete the proposed merger.

The Proxy Statement also provides information on our proposal to reorganize AmREIT from a Maryland corporation to a real estate investment trust (REIT) organized under Texas law. This change will provide certain Texas state tax benefits and will not affect AmREIT's core business, federal tax status, management, capitalization, assets or liabilities.

BECAUSE THIS BROCHURE CONTAINS ONLY THE HIGHLIGHTS OF THE PROXY STATEMENT, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. WE ENCOURAGE YOU TO READ THE ENTIRE PROXY STATEMENT CAREFULLY BEFORE YOU DECIDE HOW TO VOTE. YOUR VOTE IS IMPORTANT. THE BOARD OF DIRECTORS OF AMREIT RECOMMEND THAT YOU VOTE YES.

If you have any questions or need help with the completion and return of the accompanying ballot, please contact me at (800) 888-4400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

We look forward to hearing from you.

Sincerely,


Chad C. Braun
Vice President of Finance and Secretary, AmREIT, Inc.

YOU SHOULD CAREFULLY REVIEW THE ATTACHED PROXY STATEMENT WHEN EVALUATING THE MERGER AND ITS EFFECT ON YOUR INVESTMENT.


[Note to designer: Different color ink for below?]

IF YOU ARE ALSO A PARTNER IN THE AAA PARTNERSHIPS THIS PACKAGE WILL INCLUDE A SEPARATE BROCHURE THAT OUTLINES THE ASPECTS IMPORTANT TO YOU AND ANSWERS SOME OF THE QUESTIONS YOU MAY HAVE REGARDING THAT INVESTMENT.

BENEFITS


In this section, we have outlined what we believe are the primary benefits the merger is expected to generate for you--AmREIT's shareholders. For greater detail, we encourage you to refer to the SUMMARY and THE MERGER sections of the Proxy Statement (pages ____ and ____ respectively.)

THE ANTICIPATED BENEFITS OF THE MERGER INCLUDE:

*  THE IMPROVEMENT OF AMREIT'S OPERATING PERFORMANCE AND LONG-TERM PROFIT
   MARGINS.   As a result, AmREIT will have the potential to increase dividends over time.

* THE OPPORTUNITY FOR AMREIT TO DIVERSIFY ITS PORTFOLIO OF PROPERTIES. By adding properties to its portfolio, AmREIT can spread its geographic and operational reach beyond its current portfolio for greater stability.

* AMREIT'S ABILITY TO BENEFIT FROM ECONOMIES OF SCALE. The combination of the Partnerships with AmREIT will spread the fixed costs of administration and operation over a larger collection of properties, and eliminate duplicated expenses--resulting in cost savings.

* GREATER LIQUIDITY OF YOUR INVESTMENT. Simultaneous with the merger, AmREIT will list its stocks on a national stock exchange. These common stocks then can be freely traded--you can sell them or buy more--in the public market.

RISKS


The Proxy Statement also discusses your risks in approving the merger. More detail can be found in the section titled RISK FACTORS, which starts on page ____ of the Proxy Statement. Shareholders are urged to read that section. The risk factors outlined in the section include the following:

* THE PRICE PAID FOR THE PARTNERSHIP INTERESTS MAY NOT ACCURATELY REFLECT THE VALUE OF THE PARTNERSHIP'S ASSETS. Morgan Keegan has given an opinion to AmREIT on the fairness of the transaction from the financial point of view. However, there cannot be assurance that AmREIT did not overpay for the partnership interests.

* MR. TAYLOR RECEIVES BENEFITS FROM THE MERGER AND HAS CONFLICTS OF INTEREST. Mr. Taylor is the chief executive officer, major stockholder and director of AmREIT, as well as a general partner in all of the AAA Partnerships. With the approval of you, our shareholders and the board, Mr. Taylor sold his advisor company to AmREIT in June 1998. As part of that transaction, Mr. Taylor deferred a portion of the payment for his advisor company and chose to be paid as AmREIT continued to raise capital. Consequently, he will receive stocks of AmREIT common stock as partial payment for his advisor company

* THE SHAREHOLDERS'S INTERESTS WILL BE DILUTED. AmREIT will issue stocks of AmREIT common stock to limited partners whose partnerships approve the merger. These additional stocks will dilute the existing shareholder's ownership in AmREIT.

* SIMULTANEOUS WITH THE MERGER, AMREIT WILL LIST ITS STOCK ON A NATIONAL STOCK EXCHANGE. Once listed, the stock may trade at prices below the exchange price.

ANTICIPATED QUESTIONS & ANSWERS


These questions and answers are also outlined in the Proxy Statement, starting on page ___.

What am I being asked to vote on?

     AmREIT, Inc. is soliciting your vote in favor merging ten affiliated partnerships (AAA Partnerships) into AmREIT, Inc., as well as the reorganization of AmREIT, Inc. from a Maryland corporation to a Texas real estate investment trust (REIT.) The independent board of directors unanimously recommends that you vote FOR the merger and reorganization.

Why has this merger been proposed?

     The merger offer is the result of negotiations between the independent directors of AmREIT and the general partners representing the AAA Partnerships. The properties held in the 10 AAA Partnerships share a similar investment objective and create a larger, more diversified portfolio for the shareholders of AmREIT. It will allow AmREIT to quickly become more efficient by spreading its overhead costs over a larger number of properties. Morgan Keegan, retained by AmREIT to represent its shareholders, gave an independent opinion that the merger is fair to AmREIT's shareholders. Please refer to page ___ of the Proxy Statement for a copy of that opinion.

Will I continue to receive cash distributions?

     Yes.  AmREIT has always paid quarterly dividends to its shareholders.   As
     the favorable impact of the merger helps AmREIT grow its portfolio of properties, management believes increases in earnings, and consequently dividends, will be realized over the long-term. Additionally, AmREIT is adopting a Dividend Reinvestment Plan where stockholders can elect to have their cash distributions automatically reinvested in AmREIT common stock.

Why have the Independent Board of Directors recommended the merger?

     The independent directors evaluated the merger from many aspects. They believe that the AAA Partnerships properties bring important benefits to AmREIT, particularly the benefits associated with economies of scale available to larger real estate organizations. The independent directors recognized that several of the properties are jointly owned among several
     AAA Partnerships or among a partnership and AmREIT.   This situation
     creates the need for a common buyer for all of the AAA Partnerships. Once completed, the merger should result in improved financial performance of AmREIT. The independent directors have received the opinion of Morgan Keegan that the terms of the consideration paid is fair to AmREIT from a financial point of view. Finally, the Independent Directors believe that this merger is an important and necessary step toward gaining liquidity for shareholders and for the continued opportunity for growth of AmREIT in an increasingly competitive marketplace.

Will the proposed merger benefit the existing AmREIT shareholders?

     Yes. Once the merger is successfully completed, AmREIT's total annual portfolio revenue will be increased by an estimated $2.8 million and total almost $5.4 million. This will result in an increase in earnings. Because AmREIT has acted as advisor and manager for these partnerships, there will be a minimal additional expense for AmREIT to manage these properties as part of its portfolio.

Will the same management team that manages AmREIT and AAA Partnerships continue to do so in the future?

     Yes. The same individuals and management team currently managing AmREIT will continue to do so. Its professional staff and employees, now expanded with marketing and sales and additional real estate professionals, are the same individuals who assembled and created the AAA Partnerships. With AmREIT's more detailed knowledge of the properties and tenants, AmREIT is uniquely able to create value from the AAA Partnerships' properties both immediately and in future operations. AmREIT will continue to receive its overall direction from its current Board of Directors.


HOW TO VOTE


[insert image of proxy card with arrows showing where to fill in what information]

Your vote is very important. Please mark, date and sign the ballot and return it in the enclosed postage-paid envelope as soon as possible. By returning the ballot promptly, you will save AmREIT the expense of additional solicitations.

Please remember that three votes are required:

1.  Approval of the merger of one or more of the ten limited partnerships
2.  Approval of amendment of bylaws to specifically authorize the merger
3.  Approval of reorganizing AmREIT from a Maryland corporation to a Texas REIT

You have three voting options---YES, NO, or ABSTAIN.

+  If you vote YES, you are voting in favor of the merger.
+  If you vote NO, you are voting against the merger.
+ If you vote ABSTAIN, you will be deemed to have voted NO, or against the merger, when the votes are counted.
+ If you sign and return the ballot without clearly indicating a NO vote, or without clearly indicating that you ABSTAIN from voting, you will be deemed to have voted YES to the merger.
+ The failure to return a ballot will be the same as voting NO with respect to the merger.

The Board of Directors of AmREIT, Inc. unanimously urge you to vote YES to the merger and the reorganization.

If you have any questions or need help with the completion please call Chad Braun, Vice President of Finance and Secretary at (713) 850-1400 or (800) 888-4400, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

YOUR VOTE IS IMPORTANT
PLEASE ACT PROMPTLY